UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Nicholas Graeme Baker
16-18 Barnes Wallis Road
Segensworth, Fareham, Hampshire, England, PO15 5TT
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Nicholas Graeme Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,372,215 shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,372,215 shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,372,215 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 32.3%(2)
14.	Type of Reporting Person (See Instructions) IN
(1)Represents 26,372,215 Shares, including 7,208,087 Shares held directly by the Reporting Person, 491,362 Shares held by Honix Capital Limited Holding (“Honix”), of which the Reporting Person is the sole stockholder, and 18,672,766 Shares held by Just Develop It Limited (“JDIL”), of which the Reporting Person is a minority stockholder.
(2)This percentage is calculated based upon 81,696,614 shares of Class A Common Stock outstanding as of January 27, 2022.

Item 1.    Security and Issuer.

This Schedule 13D filed by Nicholas Graeme Baker (“Reporting Person”) relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). The principal office of the Issuer is located at 4235 Redwood Avenue, Marina Del Rey, California 90066.

Item 2.    Identity and Background.

(a)	This Schedule 13D is filed by Nicholas Graeme Baker, a citizen of the United Kingdom.

(b)	The principal address of the Reporting Person is 16-18 Barnes Wallis Road, Segensworth, Fareham, Hampshire, England, PO15 5TT.

(c)	The Reporting Person serves as a Chief Marketing Officer with Just Develop It Limited.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein as being beneficially owned by the Reporting Person were issued or otherwise acquired in connection with the completion of the business combination (the “Business Combination”) on January 27, 2022 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated as of June 28, 2021, as amended on November 30, 2021, January 10, 2022 and January 25, 2022, by and among Trebia Acquisition Corp. (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, the “Companies” or “Old System1”), and the other parties signatory thereto (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).
Prior to the consummation of the transactions contemplated by the Business Combination Agreement, Just Develop It Limited and the other shareholders of Protected.net Group Limited (“Protected UK”) exchanged all of their shares of Protected UK for shares of common stock of Protected (the “Protected UK Share Exchange”).

In connection with the Business Combination, the Issuer issued 725,000 RSUs to JDIL, which vest upon the occurrence of: (a) the first trading day on which the volume weighted average price of the Company’s Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or (b) a Change of Control in which the valuation of the Company’s Class A Common Stock is equal to or in excess of $12.50 per share, in each case during the five-year period following the closing of the Business Combination. The terms of the RSUs are more fully described in Item 6 incorporated by reference herein. The Reporting Person is a minority stockholder of JDIL.
Additionally, in connection with the Business Combination, JDIL entered in a warrant transfer agreement, dated as of the Closing Date, with BGPT Trebia, LP (the “BGPT Sponsor”), pursuant to which JDIL acquired 500,000 Warrants covering 500,000 shares of Class A Common Stock for an aggregate purchase price of $750,000, at an exercise price of $11.50 per share. The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date, subject to satisfaction of certain conditions. The terms of the Warrants are more fully described in Item 6 incorporated by reference herein.
The funds used by JDIL to acquire the Shares and Warrants were obtained from working capital.

Also, in connection with the Business Combination, the Issuer issued 7,208,087 Shares to the Reporting Person and 491,362 Shares to Honix Capital Limited Holding, of which the Reporting Person is the sole stockholder.
The funds used by Honix to acquire the Shares were obtained from working capital.
The funds used by the Reporting Person to acquire the Shares were obtained from personal funds.

Item 4.     Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the securities beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.
As a result of the Business Combination, the Reporting Person will directly beneficially own (shared voting and dispositive power) 7,208,087 Shares of the Issuer’s Class A Common Stock, indirectly beneficially own (shared voting and dispositive power) 18,672,766 Shares of the Issuer’s Class A Common Stock based on his minority position in JDIL, and indirectly beneficially own (shared voting and dispositive power) 491,362 Shares of the Issuer’s Class A Common Stock based on his sole ownership of Honix. The Reporting Person’s aggregate beneficial ownership percentage will be approximately 32.3% of the outstanding shares of Class A Common Stock (based on 81,696,614 shares of Class A Common Stock outstanding as of January 27, 2022, plus 725,000 shares of Class A Common Stock issuable upon the vesting of 725,000 RSUs held by JDIL and 500,000 shares of Class A Common Stock issuable upon the exercise of 500,000 Warrants held by JDIL).
Further, subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Person may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s directors, members of management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
 See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The Reporting Person beneficially owns, in the aggregate, 26,372,215 shares of Class A Common Stock. The Reporting Person’s aggregate beneficial ownership percentage is approximately 32.3% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 81,696,614 shares of Common Stock outstanding as of January 27, 2022, plus 725,000 shares of Class A Common Stock issuable upon the vesting of 725,000 RSUs held by JDIL and 500,000 shares of Class A Common Stock issuable upon the exercise of 500,000 Warrants held by JDIL.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 3, the Reporting Person has not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Registration Rights Agreement
On January 27, 2022, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, System1, the BGPT Sponsor, Trasimene Trebia, LP, JDIL and the other parties thereto, entered into the Registration Rights Agreement (the “Registration Rights Agreement”), which rights therein include the securities of the Reporting Person reported herein. Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of all Issuer Common Stock held the parties thereto. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties of the Registration Rights Agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of the Issuer Common Stock held by or otherwise issuable to such parties of the Registration Rights Agreement. The Registration Rights Agreement also provides the parties of the Registration Rights Agreement with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Bylaws
In connection with the Business Combination the Issuer adopted its Bylaws, which, subject to certain exceptions, restrict the former equityholders of Old System1 who received Class A Common Stock of the Issuer in connection with the consummation of the Business Combination, from transferring any securities in System1 received as consideration in connection with the Business Combination, including any earnout shares. Such restrictions began on the Closing Date and end on the earlier of (a) the date that is 180 days after the Closing Date, and (b) the day after the date which is 150 days after the Closing Date that the volume-weighted average price of the Class A Common Stock reaches a price of at least $12.00 per share for twenty out of the thirty consecutive trading days.
The foregoing description of the terms of the Registration Rights Agreement and the Bylaws is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Warrant Agreement
Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to the satisfaction of any applicable conditions. Only a whole Warrant may be exercised at a given time by a warrant holder. A holder of Warrants will not be able to exercise any fraction of a Warrant. The Issuer is not obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Warrant, and will have no obligation to settle such warrant exercise, unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Issuer satisfying its obligations described below with respect to registration, or a valid exemption from registration being available. No warrant will be exercisable and System1 will not be obligated to issue a share of System1 Class A Common Stock upon exercise of a warrant unless the System1 Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will System1 be required to net cash settle any warrant.
RSUs
In connection with the Business Combination, the Issuer issued that certain Restricted Stock Unit Grant Notice and Award Agreement dated as of the Closing Date (the “RSU Grant Notice”) to JDIL. Pursuant to the RSU Grant Notice, each RSU will vest and become payable (in shares of the Issuer’s Class A Common Stock) only if a “Class D Conversion Event” occurs on or prior to the fifth anniversary of the Closing Date. A Class D Conversion Event will occur on the earlier of: (a) the first day on which the volume weighted average price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty New York Stock Exchange trading days within a period of thirty consecutive New York Stock Exchange trading days; or (b) a change of control of the Issuer if the valuation of Class A Common Stock in such change of control equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like).

For purposes of the RSUs, a “change of control” means (and shall occur upon) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of our voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of our outstanding voting securities.
If a Class D Conversion Event does not occur on or prior to the fifth anniversary of the Closing Date, then the RSUs will be forfeited, and no shares or other payments will be delivered in respect of the RSUs.
Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December January 5, 2024

NICHOLAS GRAEME BAKER

/s/ Nicholas Graeme Baker